Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 23, 2012	March 25, 2011
Income before income taxes	$147	$152
Losses related to equity method investees	1	4
	148	156
Add/(deduct):
Fixed charges	59	67
Interest capitalized	(5)	(4)
Distributed income of equity method investees	2	1
Earnings available for fixed charges	$204	$220
Fixed charges:
Interest expensed and capitalized(1)	$38	$45
Estimate of interest within rent expense	21	22
Total fixed charges	$59	$67
Ratio of earnings to fixed charges	3.5	3.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12